Exhibit 99.1

MEDIA RELEASE

April 7, 2026

Roshel Algoma Defence Partnership to Strengthen Canada’s

Defence Industrial Base

Two proven Canadian defence suppliers establish Roshel Algoma Defence Solutions Inc.

(“RADS” or “Roshel Algoma Defence”) to deliver sovereign ballistic steel solutions.

SAULT STE. MARIE, Ontario, April 7, 2026 — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma Steel” or “Algoma”), a leading Canadian producer of steel plate and hot rolled sheet products and Roshel Inc. (“Roshel”), a Canadian-owned defence manufacturer of smart armoured vehicles, have formed Roshel Algoma Defence, a joint venture to establish a Canadian Centre of Excellence for Ballistic Steel Production. This partnership is purpose-built to deliver sovereign ballistic steel defence solutions, including full-cycle capabilities such as metal fabrication, forming, welding, and machining in Canada.

This new collaboration comes at a time of historic defence investment by the Government of Canada and aligns with the new Defence Industrial Strategy’s emphasis on strengthening sovereign industrial capabilities and Buy Canadian policies across major procurements. It also responds to the growing need for international defence companies to partner with a local, end-to-end supplier and service provider when operating in Canada.

By advancing a made-in-Canada approach to critical defence inputs, Roshel Algoma Defence will enable new, sovereign production of ballistic steel solutions to support defence procurements, including for Light Utility Vehicles (LUVs), the Domestic Arctic Mobility Enhancement (DAME) program, ships, submarines, and broader Canadian Defence needs. Additionally, Roshel Algoma Defence will support the use of ballistic steel across other industries, including infrastructure, marine, aerospace and security platforms while creating opportunities to export Canadian-made ballistic steel solutions to allied countries.

“Algoma Steel is ready to enhance Canada’s defence capacity, starting now. This partnership with Roshel puts our production capabilities, our workforce, and our Sault Ste. Marie facilities directly in service of Canada’s national security. Buy Canadian isn’t just a policy for us, it’s a strategy and a commitment to hundreds of good jobs.” — Rajat Marwah, CEO, Algoma Steel.

Roman Shimonov, the CEO of Roshel said, “Canada’s Light Utility Vehicle (LUV) procurement, which is expected to deliver thousands of vehicles for the Canadian Armed Forces, represents a cornerstone opportunity for Roshel, as a Canadian armoured vehicle manufacturer of combat proven platforms with a strong operational track record, to strategically partner with the Government of Canada to deliver a fully domestic solution using Canadian ballistic steel produced in Ontario.”

RADS is well-positioned to support over 500 workers, including new, high-quality manufacturing jobs and strengthening Canada’s skilled industrial workforce for the long term, reinforcing broader domestic supply chains, including those supporting automotive manufacturing such as Ford Motor Company and F-Series production in Oakville. Together, Roshel and Algoma Steel are advancing a made-in-Canada solution that will drive economic growth, reinforce national security, and deliver lasting benefits to Canadian workers, industry, and communities.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the establishment of Roshel Algoma Defence and a Canadian Centre of Excellence for Ballistic Steel Production and the anticipated benefits thereof, Algoma’s transition to EAF steelmaking, the Company’s expected reduction in carbon emissions following completion of the EAF project, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, and statements regarding the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “hope,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the Company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Roshel Inc.

Roshel Inc. is a Canadian manufacturer of advanced armoured vehicles, with headquarters in Brampton, Ontario, specializing in the design, production, and support of platforms for government, security, and commercial applications. The company supplies Canada, allied nations, and NATO partners, with its vehicles operating in some of the world’s most demanding environments and consistently meeting the highest standards of protection and performance. Roshel is committed to operational excellence, responsible business practices, and community engagement, supporting both its customers and the communities in which it operates.

About Algoma Steel Inc.

Based in Sault Ste. Marie, Ontario, Algoma is a leading Canadian producer of high-quality plate and sheet steel products, proudly supporting critical sectors including energy, defense, automotive, shipbuilding, and infrastructure. Guided by a purpose to build better lives and a greener future, Algoma is shaping the next generation of sustainable steelmaking in Canada.

With the transition to electric arc furnace (EAF) steelmaking and a modernized plate mill, Algoma is redefining how steel is made in Canada. Powered by Ontario’s clean electricity grid, this transformation represents one of the largest industrial decarbonization initiatives in North America and is expected to reduce carbon emissions by approximately 70%. These advancements provide stability for continued investment in diversification projects aligned with Canada’s evolving needs.

This new chapter also introduces Volta™, the brand for all steel produced through Algoma’s EAF technology. Volta delivers the same trusted performance customers rely on, with significantly lower emissions—produced safely, sustainably, and proudly in Canada.

Building on more than a century of steelmaking expertise, Algoma continues to invest in its people, processes, and technologies to strengthen domestic supply chains and deliver responsible, Canadian-made steel that helps build a better tomorrow.

For media inquiries, please contact:

Roshel Smart Armoured Vehicles

info@roshel.com

Algoma Steel

Laura Devoni

Vice President of Human Resources and Corporate Affairs

communications@algoma.com

705-255-1202